UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SAN Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

79781B 10 4

(CUSIP Number)

Marc J. Leder

Rodger R. Krouse

Sun Capital Partners, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394-0550

Douglas C. Gessner, Esq.

James S. Rowe, Esq.

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Solunet, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on April 4, 2003, as amended by Amendment No. 1 previously filed on April 13, 2004, Amendment No. 2 previously filed on March 28, 2005, Amendment No. 3 previously filed on May 17, 2005 and Amendment No. 4 previously filed on June 30, 2005 by Sun Solunet, LLC, a Delaware limited liability company (“Sun Solunet”), Sun Capital Partners II, LP, a Delaware limited partnership (“Sun Partners II LP”), Sun Capital Advisors II, LP, a Delaware limited partnership (“Sun Advisors II”), Sun Capital Partners, LLC, a Delaware limited liability company (“Sun Partners LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock of SAN Holdings, Inc. (the “Issuer”) as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding the following:

On October 4, 2005, the Issuer increased the borrowing availability from $11.5 million to $13 million under the revolving credit facility (the “Harris Facility”) that the Issuer maintains with Harris N.A. (“Harris”, formerly known as Harris Trust and Savings Bank ).  As a condition precedent to the amendment of the Harris Facility, on October 4, 2005, Sun Solunet increased the amount of the ongoing guaranty of the debt incurred by the Issuer under the Harris Facility.

Pursuant to the Credit Support Agreement, on November 16, 2005, the Issuer issued to Sun Solunet a stock purchase warrant (the “November 2005 Guaranty Warrant”), exercisable for 6,539,490 shares of common stock of the Issuer, at an exercise price of $0.001 per share.  The preceding summary of terms of the November 2005 Guaranty Warrant is qualified in its entirety by reference to the detailed provisions of the November 2005 Guaranty Warrant, a copy of which is attached hereto as Exhibit M and incorporated herein by reference.

The shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the November 2005 Guaranty Warrant constitute approximately 5.6% of the Issuer’s outstanding common stock.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

Pursuant to the terms of the November 2005 Guaranty Warrant (as defined in Item 3 above), Sun Solunet may purchase, at a price per share of $0.001, an aggregate of 6,539,490 shares of common stock of the Issuer.  Until the Issuer reduces the guaranteed debt to $3,000,000 or less, the Issuer will be required to issue additional warrants to Sun Solunet at six-month intervals based upon formulas set forth in the Credit Support Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)                                  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 77,470,397 shares of Common

Stock, or approximately 66.9% of the Common Stock outstanding.  This number is comprised of (a) 55,968,562 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant, (f) 6,539,490 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the November 2005 Guaranty Warrant and (g) 1,435,091 shares of Common Stock that are held directly by the Phelans.

(b)           Each Reporting Person may be deemed to have shared power to vote or direct the vote of 77,470,397 shares of Common Stock, or approximately 66.9% of the Common Stock outstanding.  This number is comprised of (a) 55,968,562 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant, (f) 6,539,490 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the November 2005 Guaranty Warrant and (g) 1,435,091 shares of Common Stock that are held directly by the Phelans.

Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 76,035,036 shares of Common Stock, or approximately 65.6% of the Common Stock outstanding.  This number is comprised of (a) 55,968,562 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant and (f) 6,539,490 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the November 2005 Guaranty Warrant.

The Reporting Persons and the Phelans may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the transfer provisions contained in the Shareholders Agreement and the registration provisions contained in the Registration Agreement.  The Reporting Persons expressly disclaim that they have agreed to act as a group with the Phelans.  The table below lists the number of shares beneficially owned by the Phelans in which the Reporting Persons may be deemed to have beneficial ownership because of the Shareholders Agreement and the Registration Agreement.

Name:	Shares:
Michael J. Phelan and Sarah H. Phelan	1,435,091

(c)           On April 13, 2004, each share of Series B Preferred Stock of the Issuer was automatically converted into 50,000 shares of Common Stock of the Issuer upon the effectiveness of an amendment to the Issuer’s articles of incorporation increasing the number of authorized shares of Common Stock.  Sun Solunet’s 729.3712335 shares of Series B Preferred Stock were converted into 36,468,562 shares of Common Stock and the Phelans’ 18.7018265 shares of Series B Preferred Stock were converted into 935,091 shares of Common Stock.

(d)           Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)           Inapplicable.

Item 7.	Material to Be Filed as Exhibits

Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*

Exhibit A	-	Schedule 13D Joint Filing Agreement, dated April 4, 2003, by and among each of the Reporting Persons*

Exhibit B	-	Agreement and Plan of Merger*

Exhibit C	-	Management Services Agreement*

Exhibit D	-	SANZ Warrant*

Exhibit E		Assignment Agreement*

Exhibit F	-	Shareholders Agreement*

Exhibit G	-	Registration Agreement*

Exhibit H		Credit Support Agreement**

Exhibit I		March 2005 Guaranty Warrant**

Exhibit J		March 2005 Supplemental Warrant**

Exhibit K		May 2005 Guaranty Warrant***

Exhibit L		June 2005 Supplemental Warrant****

Exhibit M		November 2005 Guaranty Warrant

*Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on April 4, 2003.

**Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 28, 2005.

***Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 17, 2005.

****Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on June 30, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2005	SUN SOLUNET, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: November 17, 2005	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: November 17, 2005	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: November 17, 2005	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: November 17, 2005	/s/ Marc J. Leder
Marc J. Leder

Date: November 17, 2005	/s/ Rodger R. Krouse
Rodger R. Krouse